October 23, 2018

Mark Kleifges
Chief Financial Officer and Treasurer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

       Re: Government Properties Income Trust
           Registration Statement on Form S-4
           Filed October 1, 2018
           File No. 333-227616

Dear Mr. Kleifges:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note Section 16.1 of your Amended and Restated Bylaws, dated September 7, 2016, regarding mandatory arbitration and Section 17.1 regarding exclusive forum. We also note your risk factor disclosure regarding such provisions in your Annual Report on Form 10-K for the fiscal year ended December 31, 2017. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding the operation of the exclusive forum provision in light of the mandatory arbitration provision. In addition, please revise to:
 Mark Kleifges
Government Properties Income Trust
October 23, 2018
Page 2

             Further describe the arbitration provision and how this provision will impact your shareholders, including how GOV's provisions differ, if at all, from SIR's provisions;
             Address any questions as to enforceability of the arbitration provision under federal and state law; and
             Clarify whether the arbitration provision applies to claims under the federal securities laws.
2. Please revise to describe the exclusive forum provision set forth in your Amended and
         Restated Bylaws. In addition, we note that such provision identifies the Circuit Court for
         Baltimore City, Maryland as the exclusive forum for certain litigation, including any
         "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Lobert at 202-551-7150 or Jennifer Gowetski at 202-551-3401
with any questions.



                                                                Sincerely,
FirstName LastNameMark Kleifges
                                                                Division of
Corporation Finance
Comapany NameGovernment Properties Income Trust
                                                                Office of Real
Estate and
October 23, 2018 Page 2                                         Commodities
FirstName LastName